Investment Brochure

Free Writing Prospectus Filed Pursuant to rule 433 Registration No. 333-109310

CFC Investment Solutions:
Making your money work harder for you

As the premier private lender to rural electric cooperatives, CFC is more than a vital source of capital. We also provide you, our member/owner, with a way to put surplus cash to work through a number of competitive investment programs uniquely designed to help grow America's rural electric systems. At the same time your investment is helping your cooperative put its cash to work, you also help keep the cost of credit down for all CFC members. Take a look at the three ways this innovative program can work for you with short-term and long-term investments.

Commercial Paper (CP)

With a minimum investment of $5,000, you can invest in CFC CP online or with a simple phone call. Invest overnight or for up to nine months at competitive market rates that are set daily. And CFC CP investments do not count against the RUS-imposed 15% limit for rural electric system investments.

Medium-Term Notes (MTNs)

If a longer-term investment is what you need, then CFC MTNs might be what you're looking for. With a minimum investment of $100,000, $1,000 increments thereafter, you can get the same convenience as investing in CFC CP but with the benefits of longer-term investments from 10 to 24 months (longer maturities are available upon request). And just like CFC CP, MTN rates are set daily and the investments do not count against the RUS-imposed 15% limit for rural electric system investments.

CFC Daily Fund

CFC's Daily Fund is a highly flexible, "money market type" account that many of our member/owners find meets their need for a truly short-term investment. The fund allows investors to earn stronger returns on their short-term cash surpluses without tying their ready access cash to any set maturity.

For more information about CFC CP or CFC Daily Fund, including certain restrictions, current rates, current ratings or to find out how you can invest, visit our Web site www.nrucfc.coop or call our Member Center at 800-424-2955.

For more information about CFC Medium Term Notes, including certain restrictions, current rates, current ratings or to find out how you can invest in CFC MTNs, visit our Web site www.nrucfc.coop or call the Corporate Finance department at 800-424-2954 ext. 6731. As a reminder, all orders must be placed 3 business days before the targeted settlement date.

Credit Ratings can change on a regular basis. Since their inception, CFC investment products have always been highly rated by all the major rating agencies. For current ratings visit www.nrucfc.coop.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents NRUCFC has filed with the SEC for more complete information about the issuer and this offering. You can get a free copy of documents by visiting www.nrucfc.coop or at www.sec.gov.